November 17, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cambridge Capital Acquisition Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 3, 2015
File No. 001-36229

Dear Mr. Spirgel:

On behalf of Cambridge Capital Acquisition Corporation (“Cambridge”), we respond as follows to the Staff’s comment letter, dated November 13, 2015, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”) in connection with the business combination between Cambridge and Ability Computer & Software Industries Ltd. (“Ability”). Captions and page references herein correspond to those set forth in the revised Proxy Statement, a copy of which has been marked with the changes from the prior filing of the Proxy Statement. We are also delivering three (3) courtesy copies of such marked copy to Justin Kisner.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Ability’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 151

1.	We note your revised disclosure in response to comment 21; however, please expand your discussion to explain the nature and term of these projects and provide greater context to inform the reader of the company’s future prospects with these or similar projects.

Securities and Exchange Commission

November 17, 2015

We have revised the disclosure as requested. The Company notes that Ability records revenue upon completion of its projects and therefore, revenue does not recur in future periods from a project. See “Ability’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trend Disclosure” included in the Proxy Statement for further discussions of trends in Ability’s expected revenues.

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Financial Statements As of June 30, 2015

Note to Condensed Consolidated Interim Financial Statements

Note 1 – General, page F-36

2.	We note your response to comment 23. Please expand you disclosure to include the significant judgements, assumptions and key considerations you identified in your response regarding your involvement with ASM and your conclusion on the consolidation of this VIE. Refer to ASC 810-10-50-2AA and ASC 810-10-50-3(d) and revise. Similarly, please revise your disclosures on page F-49.

We have revised the disclosure in the Proxy Statement as requested. See Note 1 to the Consolidated Financial Statements of Ability as of December 31, 2014 and to the Condensed Consolidated Interim Financial Statements of Ability as of September 30, 2015, as included in the revised Proxy Statement.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Benjamin Gordon